

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

<u>Via e-mail</u>
Camilo Velasquez
Chief Financial Officer
South American Gold Corp.
3645 E. Main Street
Suite 119
Richmond, IN 47374

> **Re:** **South American Gold Corp.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed October 17, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 000-52156**

Dear Mr. Velasquez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Cover Page

1.   We note that you have indicated on your form cover page and on page 17 of your Risk Factors that you are no longer a shell company. Given that your material assets as of June 30, 2011 consisted only of cash and cash equivalents, and a deposit, please provide us with your analysis detailing how you concluded that you are not a shell under Exchange Act Rule 12b-2 or revise your cover page and risk factor disclosure, including your Forms 10-Q.

 4. Business Acquisition, page F-10

2.   You disclose here and on page six that on February 25, 2011 you purchased a 25% equity
        interest in Kata Enterprises, Inc. ("Kata") for $550,000; and that at the transaction date
        Kata did not possess any mining concessions, was an entity with nominal operations and
        was recently incorporated. Please confirm our understanding that you accounted for this
        transaction as a business combination under ASC 805 and, if so, please provide us with a
        detailed analysis to support your conclusion that you obtained "control" over Kata with
        your purchase of a 25% equity interest in Kata. You may refer to ASC 805-10-25-5 and
        ASC 805-10-55-2 for additional guidance on the requirement that an acquirer must obtain
        control of the acquiree for a business combination to occur, and ASC 810-10-15-8 for the
        conditions for a controlling financial interest.

3.   To the extent that you continue to believe that your February 25, 2011 purchase of a 25%
        equity interest in Kata represents a business combination under ASC 805, please advise
        us of the following:

        •   Revise your purchase price allocation to identify the amounts recognized for
            each major class of assets acquired and liabilities assumed, including amounts
            recognized for deposits and goodwill. Also revise to provide all applicable
            disclosures required by ASC 805, including those in ASC 805-10-50, 805-20-50
            and 805-30-50.

        •   Explain to us how you determined that the mineral property interests
            represented an identifiable asset at the acquisition date, and how you arrived at
            the $499,846 assigned to the mineral property interests when considering that
            Kata's March 31, 2011 financial statements filed in Exhibit 99.2 to your July
            11, 2011 Form 8-K do not include any mineral property interests. Refer to ASC
            805-20-25-1.

        •   Explain to us how you determined the $1,237,500 assigned to the non-
            controlling interest at the acquisition date, and tell us how you considered the
            requirements of ASC 805-20-50-1(e)(2). Also explain to us how you arrived at
            the net loss attributable to South American Gold Corp. of $3,625,956 and the
            net loss attributable to non-controlling interest of $245,532 for the fiscal year
            ended June 30, 2011

4.   We note on page F-11 that the Company follows ASC 810-10 and fully consolidates the
        assets, liabilities, revenues and expenses of Kata. In view of your 25% equity ownership
        interest in Kata acquired on February 25, 2011, please provide us with a detailed analysis
        to support your conclusion that you have a controlling financial interest in Kata and

should consolidate Kata under ASC 810-10. Also cite the specific consolidation guidance that you are relying on to support your conclusion, as applicable.

5. Goodwill, page F-11

5.   We note on page F-11 you recorded goodwill of approximately $1.28 million in connection with your February 25, 2011 acquisition of Kata and that you subsequently wrote off this goodwill at the beginning of your fourth quarter, which began on April 1, 2011. Please describe to us the qualitative factors that made up the goodwill recognized in the Kata acquisition, and explain to us that facts and circumstances that resulted in the full impairment of this goodwill less than two months later. Refer to ASC 805-30-50-1(a) and ASC 350-20-50-2(a), respectively.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

4. Business Acquisition, page F-8

6.   We note on page F-9 that the Company acquired the remaining 75% ownership of Kata on November 19, 2011 through the payment of $10,000, and that this step acquisition resulted in a gain on bargain purchase of $814,283. Please describe to us in sufficient detail the reasons why the transaction resulted in a gain, and tell us how you considered the disclosure requirements of ASC 805-30-50-1(f)(2). Also provide us with your detailed analysis of all the required reassessments before recognizing a gain on a bargain purchase. Refer to ASC 805-30-25-4 for the required reassessments.

7.   We note the deposit of $532,140 as of June 30, 2011 (page F-1) and that this represented approximately 81% of your total assets as of that date. We further note the deposit returned of $360,442 for the six months ended December 31, 2011 (page F-3) and that deposits have been reduced to zero as of December 31, 2011 (page F-1). Please explain to us what the deposits as of June 30, 2011 represented, why this account has been reduced to zero as of December 31, 2011 and why the deposit return is recorded as an operating cash inflow in your December 31, 2011 consolidated statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining